Exhibit 99.1

DBV Technologies Announces Topline Financial Results

for Full Year 2014

Bagneux, France, January 29th, 2015 - DBV Technologies, (Euronext: DBV – ISIN: FR0010417345—Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, announced today its topline financial results, as well as its cash and cash equivalents, for full year 2014.

David Schilansky, Chief Operating Officer, commented: “The successful $133 million global offering conducted in October, in the context of our IPO on Nasdaq, allows us to step into 2015 in the best possible conditions, and notably anticipate commercial development in the US, while ensuring timely execution of clinical development and regulatory pathway.”

Topline Financial Results for Full Year 2014

For the full year 2014, our total income reached €4.8 million, up from €3.8 million for the same period in 2013. This increase primarily resulted from an increase in Research Tax Credit amounting to €4.3 million over the period, compared to €3.3 million a year earlier. This progression stemmed from the research and development activities conducted by DBV, both on the pre-clinical research and clinical development fronts. Sales of Diallertest® amounted to €210,759 in 2014, as compared with €181,800 a year earlier.

Cash and cash equivalents at 31 December 2014

As of 31 December 2014, DBV’s cash and cash equivalents amounted to €114.5 million, as compared with €21.3 million as of 30 September, 2014 and €39.4 million as of 31 December, 2013, primarily due to the global offering conducted in October 2014, for which the net proceeds amounted to €93.7 million.

Number of outstanding shares and dilution at 31 December 2014

As of 31 December 2014, the number of outstanding shares was 19,160,661 ordinary shares, compared with 15,088,298 ordinary shares a year earlier. As of 31 December 2014, the total number of ordinary shares issuable upon full exercise or definitive acquisition of all of the securities giving access to capital was 2,207,530, or a maximum dilution of 10.33% on the basis of the fully diluted capital and voting rights, compared with 3,064,567 and 16.88% a year earlier.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment C of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT).

For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements reflecting management’s expectations for future financial and operational performance and business outlook; statements regarding our research and development efforts; statements about our ability to successfully complete the clinical trials, and our ability to obtain regulatory approval for and commercialize our product candidates. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. In particular it should be noted that these data are preclinical in nature and have not been demonstrated in human subjects. The company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on October 22, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

David Schilansky Chief Operating Officer Tel. : +33(0)1 55 42 78 75 david.schilansky@dbv-technologies.com

Susanna Mesa VP Finance, US Investor Relations & Strategy Tel. : +1 917-346-3447 susanna.mesa@dbv-technologies.com	Nathalie Donne Director, Corporate Communication & Business Development Tel. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com

DBV IR and Media Contacts

Todd James U.S. Investor Relations The Trout Group Tel. : +1 646-378-2926 tjames@troutgroup.com	Marion Janic US Media Relations Rooney & Associates Tel. : +1-212-223-4017 mjanic@rooneyco.com